Matador Resources Company

One Lincoln Centre

5400 LBJ Freeway, Suite 1500

Dallas, Texas 75240

November 14, 2011

Mr. H. Roger Schwall

Assistant Director, Natural Resources

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Matador Resources Company
Registration Statement on Form S-1
Filed August 12, 2011
File No. 333-176263

Dear Mr. Schwall:

In conjunction with the responses to the letter dated September 29, 2011, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filing, Matador Resources Company (the “Company”) hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	The Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

Matador Resources Company

By:	/s/ David E. Lancaster
Name:	David E. Lancaster
Title:	Executive Vice President, Chief Operating
Officer and Chief Financial Officer